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UNITEDSTATES

SECURITIESANDEXCHANGECOMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February , 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON DRILLING WITH FOUR RIGS AT PLATOSA

Toronto, Ontario – February 9, 2021 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to provide an update on ongoing exploration at the Platosa Project in Durango, Mexico, where four diamond drill rigs are currently active.

Summary of Ongoing and Planned Drilling Programs

●	Jaboncillo – drilling recommencing 11 kilometres north of Platosa Mine on 4x4 kilometre target, following up on gossanous horizon intersected in 2019
●	PDN – drilling ongoing two kilometres north of Platosa Mine on 800 metre long geophysical target associated with Rincón del Caído skarn discovery made in 2012
●	Platosa Underground – drilling ongoing with two rigs to support resource definition and expansion
●	Platosa Extension – 10-20 target southeast of Platosa Mine being explored for new massive sulphide mantos

“Exploration at Platosa continues to deliver compelling targets at a mine and regional level,” stated Ben Pullinger, SVP Geology & Corporate Development. “We are currently drilling regional discovery targets, with the Jaboncillo alteration zone representing a potentially larger-scale Platosa-style deposit and the PDN geophysical anomaly potentially representing a skarn-body associated with our Rincón del Caído discovery in 2012. Additionally, we continue to define the new 10-20 target, just south of the Mine, which has the potential to significantly increase the mineralized footprint at Platosa.”

Regional Targets

Drilling is currently ongoing at Jaboncillo where the Company intersected gossans in 12 of 20 drill holes in 2019. Petrographic analysis conducted on samples from these gossans subsequently confirmed the presence of relict base metal sulphides as well as silver species within the oxidized intervals. These gossans were intersected over a strike length of 1.2 kilometres and represent the emplacement of a large hydrothermal system in this area. This program is targeting the source of these gossans and the possible discovery of massive sulphides at this target.

Drilling at PDN commenced in late Q4 2020 to test a large, 800 x 60 metre target derived from multiple sets of geophysical data, surface mapping and sampling. PDN represents a deeper skarn target believed to be related to the Rincón del Caído skarn discovery made in 2012, where the Company intersected a number of mineralized intersections, including 55.5 metres grading 278 g/t AgEq (132 g/t Ag, 3.13% Pb, 1.74% Zn and 0.075 g/t Au) in EX12LP1019 and 7.25 metres grading 1,145 g/t AgEq (13.1 g/t Au, 21.1 g/t Ag, 0.74% Pb and 3.57% Zn) in EX12LP1038. Initial drilling at PDN has intersected anomalous silver associated with target mineralization in EX20PDN002 intersecting 218 g/t Ag over 0.7 metres.

Platosa Regional Exploration
Jaboncillo
PDN
Res High
IP High
Res High
IP High
As, Zn
Marble
EX20PDN002
0.7 m @ 218 g/t Ag
Dolimitization
Target Area
Gravity High
Mag High
10-20 target
623
NE-1
NE-1S
Facing ESE
100 metres
Platosa
Rincón Del Caído
EX12LP1019
55.5 m @ 278 g/t AgEq
EX12LP1038
7.25 m @ 1,145 g/t AgEq
EX20LP1167
2.76 m @ 69 g/t AgEq
Including
1.32 m @ 129 g/t AgEq
N
0
4,000
meters
EXCELLON RESOURCES

Jaboncillo Drilling & Petrography 2021

- Petrographic studies have shown that gossans intersected at Jaboncillo contain relict base metal sulphides including sphalerite and galena
- Further confirmation of potential for Jaboncillo to host deposits similar to Platosa
- Follow up work now also confirming **sulphide silver species, silver sulfosalts and base metal sulphides**

Q4 2020
drilling
Silicification/Oxidation
Silicification/Oxidation
Dip extension of
Gossan horizon
Oxidation
Silicification
Silicification/Oxidation
2021 drill
targets
Dip extension of
Gossan horizon
N
0
500
meters
Petrography
highlight drillhole
Drillhole
Fault
Mapped folds

EX19JN008
Gal
Trh
Sph
Py
Prrt
Prrt
EX19JN012
Prrt
Gal
Prrt
EX19JN013
Sph
Gal
EX19JN020
Gal
Sph
Prrt

Gal – Galena

Prrt – Pyrrhotite

Py – Pyrite

Sph – Sphalerite

Trh – Tetrahedrite

EXCELLON RESOURCES

Platosa Definition and Expansion

Underground drilling at the Platosa Mine continues to define mineralization ahead of mine development and add mineralized inventory in areas not adequately tested by surface drilling. The ongoing program follows up on previous drilling of the Pierna and NE-1 mantos and depth extensions of the 623 and NE-1S mantos. Previously released results from this program (see press releases of January 24, 2019 and February 1, 2021) include:

●	1,395 g/t silver equivalent (“AgEq”) over 3.7 metres in EX18UG443 in the Pierna Manto;
●	2,781 g/t AgEq over 15.1 metres in EX18UG435 in the 623 Manto; and
●	1,170 g/t AgEq over 4.2 metres in EX20UG485 in the NE1S Manto.

Results from this program will be released periodically over the coming months.

Platosa Extension

In late 2020, the Company conducted drilling on the 10-20 target from surface, 250 metres south of the high-grade 623 Manto along a northwest trending structure. Exploration drilling on this structure in 2018 and 2019 encountered high-grade results expanding the NE-1 South Manto, which remains open. Drilling followed up on sulphide veinlets and breccias encountered in 2018 drilling, which returned 2.6% lead and are believed to be related to proximal massive sulphide mineralization. Recent drilling encountered 2.76 metres of 69 g/t AgEq, including 1.32 metres of 129 g/t AgEq in EX20LP1167. Most significantly, the 10-20 target is structurally related to results encountered in recent underground drilling in the Gap Zone, a zone of vertical mineralization inadequately tested with vertical holes drilled from surface, which provides a significant opportunity to add mineralization over approximately 300 metres of strike with a vertical extent of 30-40 metres. This zone has the potential to significantly increase the current, 600x800-metre mineralized footprint of the Platosa Mine.

Qualified Person

Mr. Ben Pullinger, P.Geo., Senior Vice President Geology & Corporate Development, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Ben Pullinger, Senior Vice President Geology & Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: February 9, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer